Exhibit 99.2

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel  :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

March 29, 2022

To,

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Ltd.

Sub: Intimation regarding Board Meeting

Dear Sir/Madam,

Pursuant to Regulation 29 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Thursday, May 19, 2022, inter alia, to consider and approve the Audited Standalone and Consolidated Financial Results of the Company for the quarter and year ending on March 31, 2022, and to recommend dividend, if any, for the financial year 2021-22.

Further, kindly note that, under the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015, the trading window for dealing in securities of the Company will be closed from Thursday, March 31, 2022 to Saturday, May 21, 2022 (both days inclusive).

This is for your information and records.

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary and Compliance Officer
FCS 6621